UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

Commission File No. 1-09335

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For the Period Ended: September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Schawk, Inc.
Full Name of Registrant

n/a
Former Name if Applicable

1695 River Road
Address of Principal Executive Office (street and number)

Des Plaines, Illinois 60018
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

As a result of previously announced accounting errors that have resulted in the publication of restated financial statements and the identification of material weaknesses in the Company’s internal controls, the Company has augmented its quarterly financial procedures to allow for a more substantive review of its financial results before the release of its quarterly earnings and the filing of its quarterly reports.   As such, the Company requires additional time to complete the preparation and internal review of its Form 10-Q for the period ended September 30, 2008, as well as the quarterly review by the Company's external audit firm.

The Company anticipates that it will report net sales of approximately $124.2 million for quarter ended September 30, 2008, an approximately 4.0% decrease in net sales relative to the comparable prior year period.  The Company also expects to report third quarter operating income of approximately $0.6 million versus operating income of $13.4 million in the comparable prior year period.  In addition to lower sales volume, the decline in operating income for the third quarter is expected to be principally attributable to an expected charge of approximately $3.5 million for impaired assets (primarily impaired real estate); approximately $1.9 million in restructuring related charges; unrealized foreign currency losses of approximately $1.9 million; and approximately $2.2 million in increased professional fees related to the Company’s internal control remediation and related matters, and consulting fees related to the Company’s re-branding initiative.  The Company is in the process of finalizing its results for the quarter ended September 30, 2008, which are subject to the more substantive review as noted above, and therefore the above estimates are preliminary and subject to change.

This Form 12b-25 includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding the Company and the financial results it expects to report that are not historical facts and are indicated by words such as “anticipate,” “expect,” “believe,” other formulations of those terms and similar terms.  Such forward looking statements are based on the Company’s current expectations and beliefs, which are subject to change, and involve certain risks and uncertainties including, in particular, whether the Company’s final unaudited financial results for the quarterly period ended September 30, 2008 will comport with the preliminary information summarized herein.  These risks and uncertainties may cause actual results to differ materially from those contained in the forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Timothy J. Cunningham	(847)	827-9494
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

			☒ Yes	☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Please see Part III above.

Schawk, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2008	By:	/s/Timothy J. Cunningham
Name: Timothy J. Cunningham
Title: Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).